

December 3, 2014

Via E-mail
Anne Lee Benedict, Esq.
Chief Legal Officer
Summit Materials, Inc.
1550 Wynkoop Street, 3rd Floor
Denver, Colorado 80202

      Re: Summit Materials, Inc.
              Amendment No. 2 to Draft Registration Statement on Form S-1
              Submitted November 26, 2014
              CIK No. 0001621563

Dear Ms. Benedict:

      We have reviewed your amended draft registration statement and have the following comments.

Summary, page 1

Summary Historical Consolidated Financial and Other Data, page 17

1.   We note that in response to comments 1 and 2 in our letter dated November 20, 2014, you are now presenting a line item, pre-acquisition revenue for certain completed acquisitions, below your reconciliations of EBITDA and Adjusted EBITDA. It is unclear why this presentation is appropriate and how it relates to the EBITDA and Adjusted EBITDA reconciliations. Further, the presentation appears to be a pro forma adjustment number. As previously noted, any pro forma financial information that is presented is to comply with the requirements in Article 11-2 of Regulation S-X. As such, please either remove the presentation or provide pro forma financial information for business acquisitions that complies with the guidance in Article 11-02 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

Results of Operations, page 71

2.   We note the revisions to your disclosures in response to comment 3 in our letter dated November 20, 2014. Please quantify the impact changes in volume and pricing had on the changes in revenue and operating (loss) income for each period presented at the consolidated level and changes in revenue, operating (loss) income, and Adjusted

EBITDA at the segment level. For example, please disclose the amount of the $63.5 million organic growth in interim period revenue that relates to changes in volume versus the changes in pricing.

3.   We note the analysis you provided in response to comment 6 in our letter dated November 20, 2014, related to the goodwill impairment. Please expand these disclosures to clarify whether the 2014 interim revenues and operating profit/(loss) are in line with the assumptions included in the 2013 goodwill impairment test related to market recovery. In this regard, there is no mention in your segment analysis of the 2014 interim period revenue for the Utah operating results. Please also disclose the cost cutting measures taken in 2014 along with the actual cost reductions realized during the 2014 interim period.

Index to Financial Statements, page F-1
Audited Consolidated Financial Statements of Summit Materials Holdings L.P.

(19) Employee Long Term Incentive Plan, page F-32

4.   We note the information you provided in response to comment 12 in our letter dated November 20, 2014. It appears that the fair values you provided were for the Class D interest considering the vesting conditions rather than the estimated fair value of the Class D interest unencumbered without any vesting conditions. Please tell us if the fair value of the Class D interest without any vesting conditions is an input into the Monte Carlo simulation. If it is, please tell us this fair value at each grant date.

Unaudited Consolidated Financial Statements of Summit Materials Holdings L.P. and Subsidiaries

2. Acquisitions, page F-46

5.   We note from your response to comments 13 and 14 in our letter dated November 20, 2014, that the purchase price of Alleyton Resource Corporation is 16.8% of your total assets as of December 31, 2012, and 12% of your total assets as of December 31, 2013. As such, please provide disaggregated disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50. Please note that the 20% threshold you reference in your response letter is for purposes of determining significance of an acquisition for presenting audited financial statements and not for the requirement to provide disaggregated disclosures for material acquisitions under ASC 805.

You may contact Tracey Houser, Staff Accountant at (202) 551-3737 or Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Edgar J. Lewandowski (*via e-mail*)
       Simpson Thacher & Bartlett LLP